EXHIBIT 12.1

Computation of ratio of earning to fixed charges

                                                      For The Years Ended         December 31,             For the Period from
                                                          As Restated     As Restated                  Inception (February 7, 1996)
                                             2000            1999            1998               1997       to December 31, 1996
                                          ----------      ----------       ---------         ----------           --------
Net income (loss)                           (853,462)     (2,625,023)       (528,319)         5,219,879            154,461

Fixed Charges:
  Interest expensed and capitalized       25,495,000      18,362,000       1,581,000                 --                 --
  Amortized premiums, discounts
    and capitalized expenses
    related to indebtedness                  530,000       2,560,000       3,039,000                 --
  Interest factor of operating rents              --              --              --                 --                 --
  Preference security dividend                    --              --              --                 --                 --
                                          ----------      ----------       ---------         ----------           --------
    Total Fixed Charges                   26,025,000      20,922,000       4,620,000                 --                 --
                                          ----------      ----------       ---------         ----------           --------

Amortization of capitalized interest         397,000              --              --                 --                 --
Distributed income of equity investees            --              --              --                 --                 --

  Sub-total                               25,568,558      18,296,977       4,091,681          5,219,879            154,461

Interest capitalized                      14,563,000      16,636,000       4,535,000                 --                 --
                                          ----------      ----------       ---------         ----------           --------
Earnings                                  11,005,538       1,660,977        (443,319)         5,219,879            154,461
                                          ----------      ----------       ---------         ----------           --------
Fixed Charges                             26,025,000      20,922,000       4,620,000                 --                 --
                                              (0.423)         (0.079)         (0.096)               N/A                N/A

Deficiency                                15,019,462      19,261,023       5,063,319         (5,219,879)          (154,461)


(1) Earnings were insufficient to cover fixed charges by $15,019,462, $19,261,023 and $5,063,319 during the years ended December 31, 2000 1999 and 1998, respectively. Capitalized interest including amortization of debt issuance and financing fees was $14,563,000, $16,636,000 and $4,535,000 for the for the years ended December 31, 2000, 1999 and 1998, respectively. For all periods prior to 1998 the Partnership incurred no fixed charges.

N/A - For all periods prior to 1998 the Partnership incurred no fixed charges, therefore there is no ratio.